SECURITIES AND EXCHANGE COMMISSION

08031672

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43852

Rec'd 1/15/08

RECD S.E.C.
FEB 15 2008
603

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 AND ENDING 12/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SMBC Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
JUN 10 2008
THOMSON REUTERS

277 Park Avenue
(No. and Street)

New York	**New York**	**10172**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tetsuya Tonoike, President **(212) 224-5011**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP
(Name – *if individual, state, last, first, middle name*)

345 Park Avenue	**New York**	**New York**	**10154**
(Address)	(City)	(State)	(Zip Code)

RECEIVED
MAR - 1 2007
U.S. SECURITIES AND EXCHANGE COMMISSION
NORTHEAST REGIONAL OFFICE
BROKER-DEALER INSPECTION PROGRAM

CHECK ONE:

- ☒ **Certified Public Accountant**
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Tetsuya Tonoike**, swear (or affirm) that, to the best of my knowledge and believe the accompanying financial statement and supporting schedules pertaining to the firm of **SMBC Securities, Inc.** , as of **December 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JERRY H. WECHSLER
Notary Public, State of New York
No. 01WE6046972
Qualified in Kings County
Commission Expires August 21, 20 10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
SMBC Securities, Inc.:

We have audited the accompanying statement of financial condition of SMBC Securities, Inc., (the Company), a wholly owned subsidiary of Sumitomo Mitsui Banking Corporation, as of December 31, 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SMBC Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 28, 2007

SMBC SECURITIES, INC.

Statement of Financial Condition

December 31, 2006

Assets

Cash and cash equivalents	$	587,962
Securities purchased under agreements to resell		168,434,916
Securities owned, at market value		5,057,596
Receivable from brokers-dealers and clearing organization		452,589
Receivable from customers		1,325,176
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $2,189,548		142,633
Deferred tax assets		384,946
Other assets		39,073
Total assets	$	176,424,891

Liabilities and Stockholders' Equity

Liabilities:		
Securities sold under agreements to repurchase	$	100,393,000
Accounts payable, accrued expenses, and other liabilities		3,337,579
		103,730,579
Subordinated liabilities		25,000,000
Total liabilities		128,730,579
Commitments and contingencies		
Stockholders' equity:		
Common stock		100
Class A, $0.10 par value. Authorized 50 shares; issued and outstanding 5 shares		
Class B, $0.10 par value. Authorized 9,950 shares; issued and outstanding 995 shares		
Additional paid-in capital		39,999,900
Retained earnings		7,694,312
Total stockholders' equity		47,694,312
Total liabilities and stockholders' equity	$	176,424,891

The accompanying notes are an integral part of these financial statements.

SMBC SECURITIES, INC.

Statement of Income

Year ended December 31, 2006

Revenues:		
Interest	$	12,713,134
Asset securitization fee income		7,223,421
Marketing fee income		4,370,834
Other fee income		1,047,971
Trading, net		896,776
Total revenues		26,252,136
Expenses:		
Interest		10,905,285
Compensation and benefits		2,943,874
Management fees		1,873,883
Asset securitization expense		1,235,677
Communication and data service		306,527
Occupancy, depreciation and amortization		260,305
Commission and clearance		149,305
Other		748,723
Total expenses		18,423,579
Income before income tax expense		7,828,557
Provision for income taxes		3,638,413
Net income	$	4,190,144

The accompanying notes are an integral part of these financial statements.

SMBC SECURITIES, INC.

Statement of Changes in Stockholders' Equity

Year ended December 31, 2006

		Common stock, Class A and Class B	Additional paid-in capital	Retained earnings	Total stockholders' equity
Balance at December 31, 2005	$	100	39,999,900	5,504,168	45,504,168
Net income		—	—	4,190,144	4,190,144
Dividends declared and paid		—	—	(2,000,000)	(2,000,000)
Balance at December 31, 2006	$	100	39,999,900	7,694,312	47,694,312

The accompanying notes are an integral part of these financial statements.

SMBC SECURITIES, INC.

Statement of Changes in Liabilities Subordinated to
Claims of General Creditors

Year ended December 31, 2006

Balance at December 31, 2005	$	25,000,000
Additions		—
Repayments		—
Balance at December 31, 2006	$	25,000,000

The accompanying notes are an integral part of these financial statements.

SMBC SECURITIES, INC.

Statement of Cash Flows

Year ended December 31, 2006

Cash flows from operating activities:		
Net income	$	4,190,144
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Depreciation and amortization		23,773
Deferred tax expense		9,211
(Increase) decrease in operating assets:		
Securities purchased under agreements to resell		(375,886)
Securities owned, at market value		(2,770,182)
Receivable from brokers-dealers and clearing organization		(202,589)
Receivable from customers		(353,747)
Other assets		723,270
Increase in operating liabilities:		
Securities sold under agreements to repurchase		358,250
Accounts payable, accrued expenses, and other liabilities		456,451
Net cash provided by operating activities		2,058,695
Cash flows from financing activities:		
Dividend paid		(2,000,000)
Net cash used in financing activities		(2,000,000)
Net decrease in cash and cash equivalents		58,695
Cash and cash equivalents at beginning of year		529,267
Cash and cash equivalents at end of year	$	587,962
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes	$	2,450,165
Interest		10,516,479

The accompanying notes are an integral part of these financial statements.

END